Exhibit 99.6

Press Release

NORTH ATLANTIC REFINING LIMITED & MACQUARIE ENERGY CANADA ENTER
INTO A CRUDE OIL SUPPLY AND REFINED PRODUCT OFFTAKE AGREEMENT

Calgary, Alberta – October 12, 2011: Harvest Operations Corp. (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) is pleased to announce its downstream subsidiary North Atlantic Refining Limited (“North Atlantic”) has entered into a crude oil supply and refined product offtake agreement (“SOA”) with Macquarie Energy Canada Ltd. (“Macquarie Energy”).

The SOA establishes that, effective November 1, 2011, Macquarie Energy will supply North Atlantic with feedstocks and purchase certain finished products from North Atlantic. North Atlantic will provide storage tanks for the feedstock and finished products and is accountable for services related to the storage and handling of the feedstock and finished products at the Refinery, including vessel loading and offloading. The SOA is an evergreen arrangement with an initial one year term.

John Zahary, President & CEO of Harvest Operations Corp. has said “The Macquarie Energy SOA replaces the existing agreement and is based on favorable terms and service. We are pleased to be working with Macquarie Energy and feel this agreement supports North Atlantic’s position as a prominent supplier of refined product”. Macquarie Group, through its Energy Markets Division, is a global provider of energy products and services, offering tailored solutions across the energy complex. Capabilities include asset optimization and management, energy project financing, utility services, sales and marketing, origination, and trading in a wide array of physical and financial energy products including natural gas, crude oil and refined products, power, coal, liquefied natural gas, natural gas liquids, and renewable energy.

CORPORATE PROFILE

Harvest, a wholly-owned subsidiary of Korea National Oil Corporation (“KNOC”), is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	October 12, 2011

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACTS:	CORPORATE HEAD OFFICE:
John Zahary, President & CEO	Harvest Operations Corp.
Kari Sawatzky, Manager, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca